Donald R. Keer, P.E., Esq

       September 22, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

Washington, DC 20549

ATTN:	Ms. Priscilla Dao
Ms. Jan Woo

Re:	Sixty Six Oilfield Services, Inc. Offering Statement on Form 1-A Filed June 28, 2022 File No. 024-11923

Acceleration Request Requested Date: October 31, 2022 Requested Time: 9:00 AM Eastern Time

Dear Ms. Dao and Ms. Woo:

Sixty Six Oilfield Services, Inc. (the “Company”) hereby requests that the Securities and Exchange commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•	The Company rescinds any and all prior requests for qualification that have been submitted via EDGAR or other means.

The Company also agrees that it will only sell shares of its Class A Common Stock pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

The Company requests that it be notified of such qualification by a telephone call to Donald R. Keer at (215) 962-9378 or email to him at: don@keeresq.com.

Very truly yours,

/s/ Donald R. Keer

By: Donald R. Keer, Esq.

Counsel to Sixty Six Oilfield Services, Inc.